UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Nasdaq, Inc.
(Name of issuer)
Common Stock, $0.01 par value per share
(Title of class of securities)
631103108
(CUSIP number)

Khalifa Al Daboos
Investment Corporation of Dubai
P.O. Box 333888
Dubai, United Arab Emirates
+971 4 707 1333

Essa Kazim
Borse Dubai Limited
P.O. Box 506690
Level 8, The Exchange
Dubai International Financial Centre
Dubai, United Arab Emirates
+971 4 362 2210
(Name, address and telephone number of person authorized to receive notices and communications)

March 19, 2024
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 631103108
1	NAMES OF REPORTING PERSONS
Investment Corporation of Dubai

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Dubai, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0(1)

	8	SHARED VOTING POWER
89,341,545(1)

	9	SOLE DISPOSITIVE POWER
0(1)

	10	SHARED DISPOSITIVE POWER
89,341,545(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
89,341,545(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.5%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)
See Item 5 below. Investment Corporation of Dubai’s (“ICD”) beneficial ownership is reported as of March 19, 2024, and includes 89,341,545 shares of Nasdaq, Inc. (the “Issuer”) common stock, par value $0.01 per share (the “Shares”) held directly by Borse Dubai Limited (“Borse Dubai”), a wholly-owned subsidiary of ICD. ICD is the sole shareholder of Borse Dubai. ICD is therefore deemed to have beneficial ownership of all of the Shares held by Borse Dubai. As the sole shareholder of Borse Dubai, ICD shares in whatever voting power and dispositive power Borse Dubai has over the Shares it holds. Further, any beneficial owner of Shares is limited to voting only 5% of the outstanding Shares entitled to vote, pursuant to Article Fourth, Section C.2 of the Issuer’s Amended and Restated Certificate of Incorporation.

(2)
Calculated with reference to 575,758,581 Shares of the Issuer outstanding as of March 15, 2024, as disclosed by the Issuer in its preliminary prospectus supplement filed with the Securities and Exchange Commission on March 19, 2024.

CUSIP No. 631103108
1	NAMES OF REPORTING PERSONS
Borse Dubai Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Dubai International Financial Centre, Dubai, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0(1)

	8	SHARED VOTING POWER
89,341,545(1)

	9	SOLE DISPOSITIVE POWER
0(1)

	10	SHARED DISPOSITIVE POWER
89,341,545(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
89,341,545(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.5%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
See Item 5 below. Borse Dubai’s beneficial ownership is reported as of March 19, 2024, and reflects its direct ownership of 89,341,545 Shares. ICD is the sole shareholder of Borse Dubai and Borse Dubai shares with ICD in the voting power and dispositive power Borse Dubai has over the Shares it holds. Further, any beneficial owner of Shares is limited to voting only 5% of the outstanding Shares entitled to vote, pursuant to Article Fourth, Section C.2 of the Issuer’s Amended and Restated Certificate of Incorporation.

(2)
Calculated with reference to 575,758,581 Shares of the Issuer outstanding as of March 15, 2024, as disclosed by the Issuer in its preliminary prospectus supplement filed with the Securities and Exchange Commission on March 19, 2024.

Amendment No. 4 to Schedule 13D

This Amendment No. 4 (this “Schedule 13D/A”) to the Schedule 13D initially filed on March 7, 2008 (the “Initial Statement”), as amended and restated by Amendment No. 1 filed on December 17, 2010 (“Amendment No. 1”), Amendment No. 2 filed on March 27, 2012 (“Amendment No. 2”) and Amendment No. 3 filed on March 11, 2024 (“Amendment No. 3”) (as so amended and restated, the “Schedule 13D”) is filed by the Reporting Persons with respect to the shares of common stock, par value $0.01 (the “Shares”), of Nasdaq, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as otherwise set forth herein, this Schedule 13D/A does not modify any of the information previously reported on the Schedule 13D and the number of Shares beneficially owned as described herein does not give effect to the Offering (as defined below).

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following at the end thereof:

On March 19, 2024, Borse Dubai entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, as representatives of the underwriters named therein (the “Underwriters”), pursuant to which Borse Dubai agreed to sell 26,956,522 Shares in a registered public offering (the “Offering”). Borse Dubai also granted an option to the Underwriters to purchase up to an additional 4,043,478 Shares for a period of 30 days following the date of the Underwriting Agreement. The Offering is expected to close on March 22, 2024. In connection with the Offering, Borse Dubai agreed, pursuant to a lock-up agreement (the “Lock-Up Agreement”) with the Underwriters, that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, for a period of 90 days from the date of the Underwriting Agreement, subject to certain exceptions, it will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Shares or any other securities convertible into or exercisable or exchangeable for Shares or enter into any swap or other arrangement that transfers any of the economic consequences of ownership of any Shares.

The foregoing descriptions of the Underwriting Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the respective agreements, which are filed as Exhibits 7.16 and 7.17, respectively, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Paragraphs (a) and (b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

Reporting Person	Number of Shares With Sole Voting and/or Sole Dispositive Power	Number of Shares With Shared Voting and/or With Shared Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Investment Corporation of Dubai	0	89,341,545 with Shared Voting Power 89,341,545 with Shared Dispositive Power	89,341,545 (all of which are directly held by Borse Dubai)	15.5% (all of which are held by Borse Dubai)

Borse Dubai	0	89,341,545 with Shared Voting Power 89,341,545 with Shared Dispositive Power	89,341,545	15.5%

The percentage of the class of securities identified herein is based on 575,758,581 Shares outstanding as of March 15, 2024, as disclosed by the Issuer in its preliminary prospectus supplement filed with the Securities and Exchange Commission on March 19, 2024. ICD’s beneficial ownership includes 89,341,545 Shares held by Borse Dubai, a wholly-owned subsidiary of ICD. Borse Dubai’s total aggregate beneficial ownership reported herein is subject to certain Transfer Restrictions (as defined below).

(c) Paragraph (c) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

To the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to the Shares during the past 60 days by any of the persons named in response to Item 2, other than the transactions described in Item 4 and Item 6, which are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The subsection entitled “Nasdaq Stockholders’ Agreement” is hereby amended and restated in its entirety to read as follows:

On February 27, 2008, pursuant to the OMX Transaction Agreement, at the closing of the OMX Transaction Agreement, the Issuer and Borse Dubai entered into the Nasdaq Stockholders’ Agreement, filed as Exhibit 7.3 to the Initial Statement. On March 19, 2024, the Issuer and Borse Dubai entered into an amendment to the Nasdaq Stockholders’ Agreement (the “Nasdaq Stockholders’ Agreement Amendment”). The Nasdaq Stockholders’ Agreement, as amended by the Nasdaq Stockholders’ Agreement Amendment, contains the following transfer restrictions (collectively, the “Transfer Restrictions”):
•
Borse Dubai will not, for a period of 18 months following March 19, 2024, subject to certain exceptions set forth in the Nasdaq Stockholders’ Agreement Amendment, transfer, sell, assign or otherwise dispose of any Shares beneficially owned by it.

•
At no time may Borse Dubai transfer any Shares to a competitor of the Issuer, other than pursuant to a change of control of the Issuer, a public offering or sale pursuant to Rule 144 under the Securities Act or in limited circumstances involving not more than 5% of the outstanding Shares.

The Nasdaq Stockholders’ Agreement Amendment also provides that, so long as Borse Dubai continues to beneficially own at least 10% of the Shares outstanding as of March 19, 2024, Borse Dubai will be entitled to nominate one person mutually agreed by Borse Dubai and the Issuer’s Nominating & ESG Committee as a director to the Issuer’s board of directors and the Issuer will recommend such nominee for election and otherwise use its reasonable best efforts to cause such nominee to be elected to the Issuer’s board of directors.

The foregoing description of the Nasdaq Stockholders’ Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, which is filed as Exhibit 7.18 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by the following:

Exhibit No.	Description

7.16
Underwriting Agreement, dated as of March 19, 2024, among Nasdaq, Inc., Borse Dubai Limited and Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, as representatives of the underwriters named therein (filed herewith).

7.17	Lock-Up Agreement (filed herewith).
7.18	Amendment to the Nasdaq Stockholders’ Agreement, dated as of March 19, 2024, between Nasdaq, Inc. and Borse Dubai Limited (filed herewith).
99.1	Joint Filing Agreement among Investment Corporation of Dubai and Borse Dubai Limited dated as of March 20, 2024 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2024

INVESTMENT CORPORATION OF DUBAI

By:	/s/ Khalifa Al Daboos
Name:	Khalifa Al Daboos
Title:	Deputy CEO

BORSE DUBAI LIMITED

By:	/s/ Essa Kazim
Name:	Essa Kazim
Title:	Chairman